September 12, 2024

Zvi Alon
Chief Executive Officer
Tigo Energy, Inc.
655 Campbell Technology Parkway, Suite 150
Campbell, California 95008

       Re: Tigo Energy, Inc.
           Registration Statement on Form S-3
           Filed on September 9, 2024
           File No. 333-282013
Dear Zvi Alon:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:   Joel Rubinstein